NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS

and

MANAGEMENT INFORMATION CIRCULAR AND

     PROXY STATEMENT of PARAMOUNT ENERGY TRUST

MEETING TO BE HELD AT:

Calgary Petroleum Club 319 – 5 Avenue S.W. Calgary, Alberta T2P 0L5

in the

     McMurray Room on Thursday, May 11, 2006 at 3:00 p.m. (Calgary Time)

MARCH 21, 2006

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT
DATED MARCH 21, 2006

MEETING INFORMATION

Solicitation of Proxy

This Management Information Circular and Proxy Statement (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of management (“Management”) of Paramount Energy Operating Corp. (the “Administrator”) for Paramount Energy Trust (“PET” or the “Trust”), for use at the annual general and special meeting and any adjournment of the meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units of the Trust (“Trust Units”) to be held at the time and place and for the purposes set out in the notice of annual general and special meeting of Unitholders (“Notice of Meeting”) accompanying the Circular.

The Notice of Meeting and Circular are accompanied by an instrument of proxy (“Instrument of Proxy”). The Instrument of Proxy is solicited by the Administrator’s management (“Management”). The solicitation will be made primarily by mail but also may be in person, by telephone or via the internet by Management who will not be remunerated for such solicitations. The cost of solicitation by Management will be paid by PET.

Record Date

The Unitholders of record at the close of business on March 21, 2006 (the “Record Date”) are entitled to notice of and to attend at the Meeting, in person or by proxy, and to one vote per Trust Unit held on any ballot at the Meeting.

Appointment of Proxy

The persons named in the Instrument of Proxy are directors of the board (the “Board”) of the Administrator. If a Unitholder wishes to appoint some other person (who need not be a Unitholder) to represent the Unitholder at the Meeting, a Unitholder may do so by striking out the designated names and inserting such person's name in the blank space provided in the enclosed Instrument of Proxy or by completing another proper instrument of proxy. Beneficial Unitholders (defined below) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Instrument of Proxy. Unitholders must deliver the completed proxy to PET’s transfer agent, Computershare Trust Company of Canada (“Computershare”) c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, in the enclosed self-addressed envelope, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting.

Revocation of Appointment

A Unitholder who has signed and returned the enclosed Instrument of Proxy may revoke it (a) by signing a proxy bearing a later date and delivering same to PET’s transfer agent, Computershare at Computershare Investor Services Inc., at the above address at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting or (b) as to

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any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by written notice of revocation and delivering it to the Chair of the Meeting, or (c) by attending and voting at the Meeting.

Voting of Proxy

The Trust Units represented by the Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Unitholder on any ballot that may be called for. If the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units will be voted accordingly. If a choice is not specified, the person designated by Management in the accompanying Instrument of Proxy will vote the Trust Units represented by the Instrument of Proxy in favour of each matter identified.

Exercise of Discretion by Proxy

The enclosed Instrument of Proxy confers discretionary authority upon the persons named in the Instrument of Proxy with respect to amendments or variations to matters identified in the Notice of Meeting and to any other matters which may properly come before the Meeting. At the time of printing of this Circular, Management knows of no such amendment, variation or matter to come before the Meeting other than the matters referred to in the enclosed Notice of Meeting. If other matters do properly come before the Meeting, it is the intention of the persons named in the enclosed Instrument of Proxy to vote such proxy in their best judgment.

Notice to Beneficial Holders of Trust Units

The information in this section is of significant importance to many Unitholders as a substantial number of Unitholders do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to in this Circular as “Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder’s name on the records. Such Trust Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). PET does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held. In the United States, Trust Units are often registered under the name of CEDE & Co. (the registration name for The Depository Trust Companies, which acts as nominee for many U.S. brokerage firms). Trust Units held by brokers or their nominees can only be voted upon the instructions of the Beneficial Unitholder. Without specific instructions, a broker/nominee is prohibited from voting Trust Units for its clients.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions. These instructions should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically mails a scannable voting instruction form (“Voting Instruction Form”) in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to ADP by mail or facsimile. Alternatively, the Beneficial Unitholder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Unitholder. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP well in advance of the Meeting in order to have the Trust Units voted.

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Trust Units

As at the Record Date, 83,466,434 Trust Units were issued and outstanding. Unitholders of record at the close of business on the Record Date are entitled to notice of and to attend at the Meeting, in person or by proxy, and to one vote per Trust Unit held on any ballot at the Meeting. No person acquiring Trust Units after the Record Date shall be entitled to vote those Trust Units at the Meeting. When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of the Trust Unit. If, however, more than one of them shall be present at the Meeting, in person or by proxy, and such joint owners disagree as to any vote to be cast, the joint owner whose name appears first in the register of Unitholders maintained by the transfer agent of PET shall be entitled to cast the vote in person or by proxy.

Principal Holder of Trust Units

To the best of the knowledge of the directors and executive officers of the Administrator, the only person or corporation who beneficially owns, directly or indirectly, or exercises control or discretion over Trust Units carrying more than ten percent (10%) of the voting rights attached to all of the issued and outstanding Trust Units is:

	Type of	Number of Trust	Percentage of
Name and Municipality	Ownership/Control(1)	Units Held	Outstanding Trust Units
Clayton H. Riddell	Beneficial (direct and	20,822,842(2)	24.9%
Calgary, Alberta	indirect) and Control and
Direction

Notes:

(1) Mr. Riddell holds 150,000 Trust Units directly. Most of Mr. Riddell’s indirect ownership of Trust Units is held through Dreamworks Investment Holdings Ltd. which holds 20,295,458. Mr. Riddell exercises control and direction over Dreamworks Investment Holdings Ltd. Mr. Riddell also holds 57,312 Trust Units in a registered retirement savings plan. A further 315,872

Trust Units are held by Mr. Riddell’s spouse. A further 4,200 Trust Units are held by the Riddell Family Charitable Foundation.

(2) As of March 13, 2006.

The information as to Trust Units beneficially owned, not being within the knowledge of PET, has been derived from sources available to PET.

MATTERS TO BE CONSIDERED AT THE MEETING

Presentation of Financial Statements

The audited consolidated financial statements of PET for the year ended December 31, 2005, together with the auditors' report on those statements, have been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and have been mailed to PET’s registered Unitholders and to beneficial Unitholders who have requested such materials. The annual consolidated financial statements will be presented at the Meeting for consideration.

Re-Appointment of Computershare as Trustee of PET

The trust indenture establishing PET (the “Trust Indenture”) provides for annual meetings of Unitholders. The business transacted at an annual meeting shall include the appointment or reappointment of a successor to the trustee of PET. The Unitholders will consider an ordinary resolution to reappoint Computershare as trustee of PET to hold office until the end of the next annual meeting. Computershare has been trustee of the Trust since its formation on June 28, 2002.

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UNLESS OTHERWISE DIRECTED, THE PERSONS NAMED IN THE INSTRUMENT OF PROXY, IF NAMED AS PROXY, INTEND TO VOTE PROXIES IN FAVOUR OF REAPPOINTING COMPUTERSHARE AS TRUSTEE OF THE TRUST.

Instructions to Trustee as to Fixing the Number of and Electing Directors of the Administrator

The business transacted at an annual meeting shall include the authorization and direction of the passing of a resolution of PET, in its capacity as the sole shareholder of the Administrator, for the election of the directors of the Administrator. The Unitholders will consider an ordinary resolution to authorize and direct the Trustee, on behalf of PET, to pass a resolution fixing the number of directors of the Administrator at six (6) and to pass a resolution electing the directors of the Administrator.

Each director of the Administrator elected by the Trustee as directed by the Unitholders will hold office until the next annual meeting of the Administrator or until his or her successor is duly elected or appointed.

The information set out in the chart below is based partly on the Administrator's records and partly on information received by the Administrator from the persons set out below. The chart contains information about each of the persons proposed to be elected by the Trustee as a director of the Administrator.

Name, Province and Country	Trust Units	Director
of Residence	Owned(6)	Since	Principal Occupation
Clayton H. Riddell (5) (7)	20,822,842	June 28, 2002	Chief Executive Officer and Chairman of the board of directors
Alberta, Canada			of Paramount Resources Ltd. (a public oil and gas company)
			since 1978. Mr. Riddell was also president of Paramount
			Resources Ltd. from 1978 until 2002.
Susan L. Riddell Rose(4)	253,389	June 28, 2002	President and Chief Executive Officer of the Administrator.
Alberta, Canada
Karen A. Genoway (2) (3) (5)	18,762	June 28, 2002	Vice President, Land at Onyx Oil & Gas Ltd., a private oil and
Alberta, Canada			gas company.
Donald J. Nelson (1) (2) (3) (4) (5)	35,493	June 28, 2002	President of Fairway Resources Inc., an oil and gas consulting
Alberta, Canada			firm.
John W. (Jack) Peltier (1) (2) (3) (4)	46,733	June 28, 2002	President of Ipperwash Resources Ltd., a private investment
Alberta, Canada			company since 1978.
Howard R. Ward (1) (3)	38,761	June 28, 2002	Partner with International Energy Counsel LLP, a law firm.
Alberta, Canada

Notes:

1. Member of the Audit Committee.
2. Member of the Reserves Committee.
3. Member of the Corporate Governance Committee.
4. Member of the Environmental, Health and Safety Committee.
5. Member of the Compensation Committee.

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6. This number includes Trust Units beneficially owned, directly or indirectly, by the directors. It also includes Trust Units over which the directors have control or direction. The numbers indicated are as of March 13, 2006 and are confirmed by each individual director.

7. Mr. Riddell holds 150,000 Trust Units directly. Most of Mr. Riddell’s indirect ownership of Trust Units is held through Dreamworks Investment Holdings Ltd. which holds 20,295,458. Mr. Riddell exercises control and direction over Dreamworks Investment Holdings Ltd. Mr. Riddell also holds 57,312 Trust Units in a registered retirement savings plan. A further 315,872 Trust Units are held by Mr. Riddell’s spouse. A further 4,200 Trust Units are held by the Riddell Family Charitable Foundation.

8. All of the directors of the Administrator will be appointed to hold office until the next annual general meeting of Unitholders or until their successor is duly elected or appointed, unless their office is vacated earlier.

UNLESS OTHERWISE DIRECTED, IT IS THE INTENTION OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY, IF NAMED AS PROXY, TO VOTE SUCH PROXIES TO AUTHORIZE AND DIRECT THE TRUSTEE, ON BEHALF OF THE TRUST, TO PASS A RESOLUTION FIXING THE NUMBER OF DIRECTORS OF THE ADMINISTRATOR AT SIX (6) AND TO PASS A RESOLUTION ELECTING AS DIRECTORS OF THE ADMINISTRATOR FOR THE ENSUING YEAR THE PERSONS SET OUT IN THE TABLE ABOVE. IT IS NOT CONTEMPLATED THAT ANY OF SUCH PERSONS WILL BE UNABLE TO SERVE AS A DIRECTOR. HOWEVER, IF FOR ANY REASON ANY OF SUCH PERSONS DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY, IF NAMED AS PROXY, RESERVE THE RIGHT TO DIRECT THE TRUSTEE TO VOTE THE TRUST UNITS OF THE ADMINISTRATOR IN FAVOUR OF THE ELECTION OF ANY OTHER PERSON AS A DIRECTOR OF THE ADMINISTRATOR IN THEIR SOLE DISCRETION UNLESS THE UNITHOLDER HAS SPECIFIED IN HIS OR HER PROXY THAT HIS OR HER TRUST UNITS ARE TO BE WITHHELD FROM SUCH VOTE.

Appointment of Auditors

The business transacted at an annual meeting shall include the appointment of auditors of PET. The Unitholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors to hold office until the next annual meeting of Unitholders and to authorize the directors of the Administrator to fix KPMG LLP’s remuneration. KPMG LLP has been the auditor of PET since its formation on June 28, 2002.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to PET. Certain information regarding the Administrator’s Audit Committee, including fees paid to PET’s auditors in the last two fiscal years that is required to be disclosed in accordance with Multilateral Instrument 52-110 Audit Committees, will be contained in the Trust’s annual information form for the year ended December 31, 2005, an electronic copy of which is available on the internet on the Trust’s SEDAR profile at www.sedar.com. Additionally, certain information regarding the Audit Committee is contained in this Circular under the heading CORPORATE GOVERNANCE.

UNLESS OTHERWISE DIRECTED, IT IS THE INTENTION OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY, IF NAMED AS PROXY, TO VOTE IN FAVOUR OF APPOINTING KPMG LLP AS AUDITOR OF PET AND AUTHORIZING THE DIRECTORS TO FIX THE AUDITOR’S REMUNERATION.

Approval of Amendments to the Unit Incentive Plan

PET has established a unit incentive plan (the “Unit Incentive Plan”) which permits the Administrator to grant non-transferable incentive rights to purchase Trust Units (“Incentive Rights”) to PET’s employees, officers, directors and other service providers, the material terms of which are described below under EXECUTIVE COMPENSATION Unit Incentive Plan. The purpose of the Unit Incentive Plan is to provide an effective long term incentive to eligible participants and to reward them on the basis of long term performance and distributions.

On January 1, 2005, the Toronto Stock Exchange (“TSX”) implemented changes to its rules governing security based compensation arrangements where securities are issued from treasury, as is the case with the Unit Incentive Plan. PET proposes to make certain changes to the Unit Incentive Plan that are consistent with the TSX changes. PET is of the view that these changes provide the Administrator with maximum flexibility to administer the plan. The proposed changes are outlined below. With the exception of these changes, the material terms of the plan will remain unchanged from those described in this

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Circular under EXECUTIVE COMPENSATION Unit Incentive Plan.

Number of Trust Units Reserved Under the Unit Incentive Plan

As of December 31, 2005 PET had reserved an aggregate of 3,371,713 Trust Units for issuance through the Unit Incentive Plan upon the exercise of Incentive Rights. PET may grant 876,713 additional Incentive Rights under the plan. PET proposes to amend the Unit Incentive Plan such that 10% of the issued and outstanding Trust Units at the relevant time (on a non-diluted basis) are reserved and available for future issuance under the Unit Incentive Plan and any other securities based compensation plans PET may have in place (see Approval of the Bonus Rights Plan below). The 10% maximum will be an “evergreen” provision, such that, following the exercise, termination, cancellation or expiration of any Incentive Rights under the Unit Incentive Plan, that number of Trust Units equivalent to the number of Incentive Rights so exercised, terminated, cancelled or expired would automatically become reserved and available for issuance in respect of Incentive Rights granted in the future.

Change of Control Provisions

The existing Unit Incentive Plan provides for automatic vesting of Incentive Rights upon a change of control. PET proposes to amend the Unit Incentive Plan so that vesting may occur at the sole discretion of the Board upon a change of control. This amendment is designed to avoid an unintentional triggering of the accelerated vesting of Incentive Rights.

The amended provision will provide, specifically, that at the discretion of the Board, vesting provisions of Incentive Rights, if any, may be accelerated and all unexercised Incentive Rights may be exercised upon the effective date of a change of control of PET or its subsidiaries and affiliates. Note that under the Plan, a “change of control” shall be deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control to PET or its subsidiaries and affiliates:

(a) the issuance to or acquisition by any person, or group of persons acting in concert excluding officers, directors or other insiders of PET or its subsidiaries and affiliates, of Units which in the aggregate total 20% or more of the then outstanding issued Trust Units, as the case may be; or

(b) an Offer, as defined in the Trust Indenture of PET dated June 28, 2002, as amended, is made for the acquisition of Units and the Offeror, as defined in such Trust Indenture, has taken up and paid for Units pursuant to the Offer such that the Offeror holds, together with Units already held by the Offeror, in the aggregate 20% or more of the then outstanding Units.

The definition of “change of control” remains unchanged from the existing Unit Incentive Plan.

Future Amendments to the Unit Incentive Plan

The Administrator may not amend the existing Unit Incentive Plan without the approval of the TSX and the Unitholders. As contemplated by the TSX amendments, in order to provide the Administrator with increased flexibility to make amendments to the Unit Incentive Plan of a “housekeeping” nature or which do not provide additional benefits to grantees of Incentive Rights under the Unit Incentive Plan, PET proposes to clarify that the Administrator may amend the Unit Incentive Plan or an Incentive Right under the Plan in respect of the following matters: (a) amendments of a housekeeping nature; (b) a change to the timing and terms of the vesting provisions of the Unit Incentive Plan or to an existing Incentive Right; (c) a change to the termination provisions of an Incentive Right granted which does not entail an extension beyond the original expiry date of such Incentive Right; and (d) amendments to provisions that would subject the holder of Incentive Rights to unfavorable tax treatment under the Income Tax Act (Alberta) or applicable tax laws.

The Unitholders will consider an ordinary resolution to amend the Unit Incentive Plan.

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UNLESS OTHERWISE DIRECTED, IT IS THE INTENTION OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY, IF NAMED AS PROXY, TO VOTE IN FAVOUR OF THE AMENDMENT AND RESTATEMENT OF THE UNIT INCENTIVE PLAN OF PET INCLUDING, AMONG OTHER THINGS, A CHANGE IN THE NUMBER OF TRUST UNITS RESERVED AND AVAILABLE FOR ISSUANCE UP TO THE EXERCISE OF RIGHTS GRANTED UNDER THE UNIT INCENTIVE PLAN TO 10% OF THE ISSUED AND OUTSTANDING TRUST UNITS (ON A NON-DILUTED BASIS) IN THE MANNER DESCRIBED IN PET’S MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT DATED MARCH 21, 2006.

Approval of the Bonus Rights Plan

PET has adopted a new bonus rights plan (the “Bonus Rights Plan”) which allows for the issuance of rights to acquire Trust Units (“Bonus Rights”) as a bonus for superior performance, providing a combined short and long term incentive to retain and attract staff. Periodically, officers, employees and direct and indirect service providers of PET (collectively “Service Providers”) are entitled to bonus compensation if they meet specified performance objectives. PET’s Board has determined that a portion of the possible bonus compensation payable to Service Providers should be in the form of Bonus Rights that vest over time.

PET wishes to issue Trust Units from treasury upon the exercise of Bonus Rights and, as such, is seeking approval of the Bonus Rights Plan.

At the discretion of the Board, or a committee of the Board, the Administrator may issue Bonus Rights to purchase Trust Units at a nominal price of $0.01 per Unit (the “Exercise Price”) on a one for one basis as part of a Service Provider’s annual bonus compensation. The number of Bonus Rights of a Service Provider will be increased on a dollar for dollar basis by the amount of any monthly distributions which would have accumulated to the Service Provider if the Bonus Rights were Trust Units enrolled in PET’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) during the period held by the Service Provider up to and including the date of delivery of an exercise notice by the Service Provider with respect to such Bonus Rights. The aggregate maximum number of Trust Units issuable under the Bonus Rights Plan and any other security based compensation plans will be a “rolling” maximum equal to 10 percent (10%) of the outstanding Trust Units. Any increase in the issued and outstanding Trust Units will result in an increase in the number of Units available under the Bonus Rights Plan and any exercises of Bonus Rights will make new grants available under the Bonus Rights Plan.

The Plan will be administered by the Administrator which shall from time to time at its sole discretion determine the Service Providers who shall participate under the Bonus Rights Plan, the numbers of Bonus Rights to be granted to such Service Providers and the terms of vesting of such Bonus Rights, if any, provided that:

(a) the aggregate number of Bonus Rights granted to any one Service Provider under this Plan together with securities granted under any other securities based compensation plans of PET shall not exceed 5 percent (5%) of the issued and outstanding Trust Units at the date of grant;

(b) the aggregate number of Trust Units which may be reserved for issuance to “insiders” (as such term is referred to in the policies of the TSX) under the Plan together with securities granted under any other securities based compensation plans of PET shall not exceed ten per cent (10%) of the issued and outstanding Trust Units at the date of grant; and

(c) during any one-year period, the Administrator shall not issue to such insiders a number of Trust Units under the Plan together with securities granted under any other securities based compensation plans exceeding ten percent (10%) of the outstanding Trust Units of PET, or to any one insider and such insider’s associates, a number of Trust Units exceeding five percent (5%) of the outstanding Trust Units of PET.

Bonus Rights granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding three (3) years from the date upon which the Bonus Rights were granted (the “Grant Date”). At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void. Bonus Rights will vest on the following schedule:

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(a) one third will vest on the Grant Date;
(b) one third will vest on the first anniversary of the Grant Date; and
(c) one third will vest on the second anniversary of the Grant Date.

At the sole discretion of the Administrator, Bonus Rights may be fully satisfied by payment to the Service Provider of cash (“Cash Payment”) equal to the value of the exercised Bonus Rights calculated as the number of exercised Bonus Rights multiplied by the weighted average trading price of Trust Units on the TSX for the five trading days immediately preceding the exercise date or a combination of Cash Payment and Trust Units.

In the case of early termination, a holder is entitled, from the date the holder ceased to be an eligible participant to the earlier of thirty (30) days and the end of the exercise period to exercise vested Bonus Rights. Upon the termination of an employee for cause, however, the Administrator may, in its sole discretion, determine that all vested Bonus Rights which have not been exercised shall immediately terminate and become null and void. In the case of death, the estate of the holder is entitled from the date of death to the earlier of six (6) months and the end of the Exercise Period to exercise vested Bonus Rights. Bonus Rights not vested at the date of termination of the holder or at date of the holder’s death are immediately null and void.

In the event that during the Exercise Period of any Bonus Rights granted under the Bonus Rights Plan there is a consolidation, subdivision, re-division or change of the Trust Units into a greater or lesser number of Units, outstanding Bonus Rights shall be amended to be for such greater or lesser number of Trust Units as would have resulted if the Trust Units represented by such Bonus Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division or change. Despite such an amendment to the number of Bonus Rights, there will be no adjustment to the Exercise Price.

At the discretion of the Board, vesting provisions of Bonus Rights, if any, may be accelerated and all unexercised Bonus Rights may be exercised upon the effective date of a change of control of PET or its subsidiaries and affiliates. For purposes of this agreement, a “change of control” shall be deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control to PET or its subsidiaries and affiliates:

(a) the issuance to or acquisition by any person, or group of persons acting in concert excluding officers, directors or other insiders of PET or its subsidiaries and affiliates, of Units which in the aggregate total 20% or more of the then outstanding issued Trust Units, as the case may be; or

(b) an Offer, as defined in the Trust Indenture of PET dated June 28, 2002, as amended, is made for the acquisition of Units and the Offeror, as defined in such Trust Indenture, has taken up and paid for Units pursuant to the Offer such that the Offeror holds, together with Units already held by the Offeror, in the aggregate 20% or more of the then outstanding Units.

Bonus Rights under the Plan may not be transferred or assigned.

The Administrator may amend the Bonus Rights Plan or a Bonus Right under the Plan in respect of the following matters: (a) amendments of a housekeeping nature; (b) a change to the timing and terms of the vesting provisions of the Bonus Rights Plan or to an existing Bonus Right; (c) a change to the termination provisions of a Bonus Right granted which does not entail an extension beyond the original expiry date of such Bonus Right; and (d) amendments to provisions that would subject the holder of Bonus Rights to unfavorable tax treatment under the Income Tax Act (Alberta) or applicable tax laws.

As of December 31, 2005, 26,401 Bonus Rights have been issued under the Bonus Rights Plan representing 0.03% of PET’s outstanding Trust Units. The total number of Bonus Rights issued as of that date includes Bonus Rights that have accumulated as a result of the increase to Bonus Rights which occurs on a monthly basis by the amount of any monthly distributions which would have accumulated to the Service Providers if the Bonus Rights were Trust Units enrolled in PET’s DRIP Plan. For additional information on the Bonus Rights Plan and outstanding Bonus Rights as at December 31, 2005 see Note 8 to the Trust’s audited consolidated financial statements for the year ended December 31, 2005.

The Unitholders will consider an ordinary resolution to approve the Bonus Rights Plan.

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UNLESS OTHERWISE DIRECTED, IT IS THE INTENTION OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY, IF NAMED AS PROXY, TO VOTE IN FAVOUR OF THE BONUS RIGHTS PLAN DESCRIBED IN PET’S MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT DATED MARCH 21, 2006.

Ratification of the Issuance of Trust Units from Treasury upon the Exercise of Previously Granted Bonus Rights

Upon commencement of the Bonus Rights Plan of PET in June 2005, select Service Providers received a grant of Trust Units. PET acquired the granted Trust Units in the secondary market on behalf of the eligible Service Providers and provided the Trust Units to those Service Providers immediately. The grants of Trust Units are set out in this Circular under Executive Compensation.

These Service Providers also received two grants of Bonus Rights exercisable on June 24, 2006 and June 24, 2007 respectively. A total of 25,832 Bonus Rights were granted on June 24, 2005. Under the terms of the Plan, these amounts have increased on a monthly basis as though the Bonus Rights were Trust Units enrolled in PET’s DRIP Plan. PET seeks approval to issue Trust Units from treasury upon the exercise of the existing Bonus Rights.

The Unitholders will consider an ordinary resolution to approve the issuance of Trust Units from treasury upon the exercise of existing Bonus Rights under the plan.

UNLESS OTHERWISE DIRECTED, IT IS THE INTENTION OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY, IF NAMED AS PROXY, TO VOTE IN FAVOUR OF THE ISSUANCE OF TRUST UNITS FROM TREASURY UPON THE EXERCISE OF EXISTING BONUS RIGHTS UNDER PET’S BONUS RIGHTS PLAN DESCRIBED IN PET’S MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT DATED MARCH 21, 2006.

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EXECUTIVE COMPENSATION

Summary Compensation Table

Outlined below is a description of the compensation earned by the Chief Executive Officer, the Chief Financial Officer and the other executive officers of PET who received the highest compensation for services performed for PET in the years ended December 31, 2005, 2004 and 2003 (collectively the “Named Executive Officers” or “NEOs”).

		Annual Compensation				Long-Term Compensation
					Awards			Payouts
					Trust Units
					Under		Units
					Incentive	Bonus	Subject to
				Other Annual	Rights	Rights	Resale	LTIP	All Other
NEO Name and Principal		Salary	Bonus	Compensation	Granted	Granted	Restrictions	Payouts	Compensation
Position	Year	($)	($)(2)	($)	(#)	(#)(3)	($)	($)	($)(4)
Clayton H. Riddell	2005	61,849(1)	-		50,000	-			-
Chairman and	2004	175,000	-	n/a	50,000	-	n/a	n/a	-
Chief Executive Officer	2003	175,000	-		200,000	-			-
until May 9, 2005
Susan L. Riddell Rose	2005	335,000	144,785		50,000	9,576			25,125
President and	2004	285,000	-	n/a	50,000	-	n/a	n/a	21,375
Chief Executive Officer	2003	225,000	-		200,000	-			6,750
Cameron R. Sebastian	2005	221,500	153,806		25,000	4,903			16,612
Vice President, Finance and	2004	208,500	57,745	n/a	25,000	-	n/a	n/a	15,637
Chief Financial Officer	2003	184,000	-		80,000	-			6,750
Gary C. Jackson	2005	210,000	70,055		25,000	4,633			15,750
Vice President, Land, Legal	2004	197,000	18,500	n/a	25,000	-	n/a	n/a	14,775
and Acquisitions	2003	184,000	-		100,000	-			6,750
Kevin Marjoram	2005	175,000	56,892		20,000	3,762			13,125
Vice President, Engineering	2004	160,000	19,723	n/a	20,000	-	n/a	n/a	12,000
and Operations	2003	149,000	-		80,000	-			6,750
Brett Norris	2005	165,000	55,136		20,000	3,527			12,375
Vice President, New	2004	150,000	32,646	n/a	20,000	-	n/a	n/a	11,250
Ventures and Geoscience	2003	18,750(5)	-		80,000	-			1,406

Notes:

1. This amount is prorated for the period beginning January 1, 2005 ending May 9, 2005. All salary amounts payable to Mr. Riddell are paid to Paramount Resources Ltd. Paramount Resources Ltd. pays Mr. Riddell’s salary on behalf of PET.

2. Includes amount paid out in cash and in Trust Units. Trust Units valued as of price on day of purchase.

3. The number of Bonus Rights of a Service Provider have been increased on a dollar for dollar basis by the amount of any monthly distributions which would have accumulated to the Service Provider if the Bonus Rights were Trust Units enrolled in PET’s DRIP

Plan during the period held by the Service Provider up to and including the date of delivery of an exercise notice by the Service Provider with respect to such Bonus Rights. The numbers in the table include the increased amount of Bonus Rights allocated to each Service Provider as of December 31, 2005.

4. Includes amounts paid under PET’s employee savings program.

5. Mr. Norris commenced employment with the Trust on November 17, 2003.

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Unit Incentive Plan

PET has established a Unit Incentive Plan which permits the Administrator to grant Incentive Rights to PET’s employees, officers, directors and other service providers (collectively “Service Providers”). The purpose of the Unit Incentive Plan is to provide an effective long term incentive to eligible participants and to reward them on the basis of long term performance and distributions. The Unit Incentive Plan has been approved by the Trust’s Unitholders. The material terms of the existing Unit Incentive Plan are described below; however, Unitholders are being asked to approve certain amendments to the Unit Incentive Plan at the Meeting. For a description of these amendments see Approval of Amendments to the Unit Incentive Plan.

The Unit Incentive Plan is administered by the Administrator which shall from time to time at its sole discretion determine the Service Providers who shall participate under the Plan, the numbers of Incentive Rights to be granted to such Service Providers and the terms of vesting of such Incentive Rights, if any; provided, however, that:

(a) the aggregate number of Incentive Rights granted to any one Service Provider under the Unit Incentive Plan together with any securities granted under any other securities based compensation plans of PET shall not exceed 5% of the issued and outstanding Trust Units of PET at the date of grant;
(b) the aggregate number of Trust Units which may be reserved for issuance to “insiders” (as such term is referred to in the policies of the TSX) under the Unit Incentive Plan together with any securities granted under any other securities compensation plans of PET shall not exceed ten percent (10%) of the issued and outstanding Trust Units of PET at the date of grant; and
(c) during any one year period, the Administrator shall not issue to such insiders a number of Trust Units under the Plan together with securities granted under any other securities based compensation plans exceeding ten percent (10%) of the outstanding Trust Units of PET, or to any one insider and such insider’s associates, a number of Trust Units exceeding five percent (5%) of the outstanding Trust Units of PET.

The grant price per Incentive Right granted hereunder (the "Grant Price") shall be equal to the per Trust Unit closing price of the Trust Units traded through the facilities of the TSX on the trading day immediately preceding the Grant Date. In the event the Trust Units are not traded through the facilities of the TSX, the Grant Price shall be equal to the per Trust Unit closing price of the Trust Units on such other stock exchange as the Trust Units may then be traded on the trading day immediately preceding the Grant Date. In the event the Trust Units are not traded on any stock exchange, the Grant Price shall be equal to an amount determined by the Administrator in its sole discretion, acting reasonably, based upon such information as may from time to time be available to the Administrator indicating a valuation of the Trust Units.

Subject to the terms of the Unit Incentive Plan, Incentive Rights granted under the Plan may be exercised during a period (the "Exercise Period") not exceeding 10 years from the date upon which the Incentive Rights were granted, subject to such terms of vesting as the Administrator may determine, and at the expiration of the Exercise Period, any Incentive Rights which have not been exercised shall expire and become null and void.

Incentive Rights are subject to early termination upon the holder ceasing to be an eligible participant, or upon the death of the holder. In the case of early termination, a holder is entitled, from the date the holder ceased to be an eligible participant to the earlier of sixty (60) days and the end of the exercise period to exercise vested Incentive Rights. The holder may exercise such Incentive Rights at the Exercise Price in effect at the time the holder ceased to be an eligible participant. Upon the termination of an employee for cause, however, the Administrator may, in its sole discretion, determine that all vested Incentive Rights which have not been exercised shall immediately terminate and become null and void. In the case of death, the estate of the holder is entitled from the date of death to the earlier of six (6) months and the end of the exercise period to exercise vested Incentive Rights at the Exercise Price in effect at the date of death. Incentive Rights not vested at the date of termination of the holder or at date of the holder’s death are immediately null and void.

Incentive Rights under the Unit Incentive Plan may not be transferred or assigned.

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As detailed earlier in the Circular, PET is seeking to amend its plan to provide for a “rolling” 10% maximum of Trust Units issuable in aggregate under each of PET’s securities based compensation plans. The Unit Incentive Plan contains provisions for adjustments to the number of Trust Units issuable under the plan and the Exercise Price of the Trust Units in the event of a subdivision, consolidation, reclassification or change to the Trust Units. At the discretion of the Board, the Unit Incentive Plan provides for accelerated vesting of Incentive Rights if there is a change of control of PET, Paramount Operating Trust or the Administrator.

As of December 31, 2005, a total of 3,371,713 Trust Units were reserved for issuance under the Unit Incentive Plan representing 4.1% of PET’s issued and outstanding Trust Units. As of December 31, 2005, 1,648,125 Incentive Rights to acquire Trust Units were outstanding representing 2.0% of the issued and outstanding Trust Units. Incentive Rights representing 846,875 Trust Units reserved for issuance have been previously exercised and are not available for future issuance leaving 876,713 Trust Units reserved and available for issuance upon the exercise of Incentive Rights granted in the future. For additional information on the Unit Incentive Plan and outstanding Incentive Rights as at December 31, 2005 see Note 8 to the Trust’s audited consolidated financial statements for the year ended December 31, 2005.

A summary of the Incentive Rights granted to the Named Executive Officers pursuant to the Unit Incentive Plan during the most recently completed financial year is contained in the following table.

Incentive Rights Granted During the Most Recently Completed Financial Year

				Market Value of
				Trust Units
				Underlying
	Trust Units	Percent of Total	Exercise	Incentive Rights
	Under Incentive	Incentive Rights	Price	on the Date of
NEO	Rights Granted	Granted in	($/Trust	Grant ($/Trust	Expiration
Name	(#)	Financial Year	Unit)	Unit)	Date
Clayton H. Riddell	50,000	9.28	17.23	17.23	June 17, 2010
Susan L. Riddell Rose	50,000	9.28	17.23	17.23	June 17, 2010
Cameron R. Sebastian	25,000	4.64	17.23	17.23	June 17, 2010
Gary C. Jackson	25,000	4.64	17.23	17.23	June 17, 2010
Kevin J. Marjoram	20,000	3.71	17.23	17.23	June 17, 2010
Brett Norris	20,000	3.71	22.83	22.83	December 9, 2010

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Aggregated Incentive Rights Exercises during the Most Recently Completed Financial Year and Financial Year-End Incentive Rights Values

The following table sets out for the NEOs (i) the value of all Incentive Rights exercised during the financial year ended December 31, 2005 and (ii) the number and value of unexercised Incentive Rights as at December 31, 2005.

				Value of Unexercised in-
			Unexercised Incentive	the-Money Incentive
			Rights at Year-End	Rights at Year-End
	Trust Units Acquired	Aggregate Value	(#)	($)
NEO	on Exercise	Realized	(Exercisable/	(Exercisable/
Name	(#)	($)	Unexercisable)	Unexercisable)(1)
Clayton H. Riddell	100,000	1,572,000	Nil/ 200,000	Nil/ 3,205,000
Susan L. Riddell Rose	100,000	1,572,000	Nil/ 200,000	Nil/ 3,205,000
Cameron R. Sebastian	20,000	314,400	Nil/ 90,000	Nil/ 1,381,260
Gary C. Jackson	25,000	393,000	Nil/ 100,000	Nil/ 1,602,950
Kevin J. Marjoram	20,000	314,400	Nil/ 80,000	Nil/ 1,282,360
Brett Norris	20,000	165,120	20,000/ 80,000	292,460/ 1,183,140

Notes:

1. The price of PET’s Trust Units at close of market on December 30, 2005 was $22.17 per Trust Unit.

Bonus Rights Plan

Periodically, Service Providers are entitled to bonus compensation if they meet specified performance objectives. PET’s Board has determined that a portion of the possible bonus compensation payable to Service Providers should be in the form of Bonus Rights. PET has adopted a Bonus Rights Plan to grant a bonus for superior performance, providing a combined short and long term incentive to retain and attract staff. PET wishes to issue Trust Units from treasury upon the exercise of Bonus Rights and, as such, is seeking approval of the Bonus Rights Plan. A complete description of the Bonus Rights Plan is described in this Circular under Approval of the Bonus Rights Plan.

A summary of the Bonus Rights granted to the Named Executive Officers pursuant to the Bonus Rights Plan during the most recently completed financial year is contained in the following table.

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Bonus Rights Granted During the Most Recently Completed Financial Year

				Market Value of
	Trust Units			Trust Units
	Under Bonus	Percent of Total	Exercise	Underlying Bonus
	Rights	Bonus Rights	Price	Rights on the Date
NEO	Granted(1)	Granted in	($/Trust	of Grant ($/Trust	Expiration
Name	(#)	Financial Year	Unit)	Unit)	Date
Clayton H. Riddell	Nil	n/a	n/a	n/a	n/a
Susan L. Riddell Rose	8,796	34.52	0.01	17.61	June 24, 2008
Cameron R. Sebastian	4,504	17.68	0.01	17.61	June 24, 2008
Gary C. Jackson	4,256	16.70	0.01	17.61	June 24, 2008
Kevin J. Marjoram	3,457	13.57	0.01	17.61	June 24, 2008
Brett Norris	3,241	12.72	0.01	17.61	June 24, 2008

Notes:

1. This number is as of the Grant Date.

Aggregated Bonus Rights Exercises During the Most Recently Completed Financial Year and Financial Year-End Bonus Rights Values

The following table sets out for the NEOs (i) the value of all Bonus Rights exercised during the financial year ended December 31, 2005 and (ii) the number and value of unexercised Bonus Rights as at December 31, 2005.

Value of Unexercised in-
			Unexercised Bonus Rights	the-Money Bonus
			at Year-End	Rights at Year-End
	Trust Units Acquired	Aggregate Value	(#)(1)	($)
NEO	on Exercise	Realized	(Exercisable/	(Exercisable/
Name	(#)	($)	Unexercisable)	Unexercisable)(1)
Clayton H. Riddell	Nil	n/a	n/a	n/a
Susan L. Riddell Rose	Nil	n/a	Nil/9,443	Nil/209,257
Cameron R. Sebastian	Nil	n/a	Nil/4,837	Nil/107,188
Gary C. Jackson	Nil	n/a	Nil/4,570	Nil/101,271
Kevin J. Marjoram	Nil	n/a	Nil/3,712	Nil/82,258
Brett Norris	Nil	n/a	Nil/3,480	Nil/77,117

Notes:

1. The number of Bonus Rights is as of December 31, 2005. The price of PET’s Trust Units at close of market on December 30, 2005 was $22.17 per Trust Unit.

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Termination of Employment, Change in Responsibilities and Employment Contracts

The employment contracts of Messrs. Sebastian, Jackson, Marjoram and Norris provide that in the event of termination without cause, material reduction in salary, benefits or status of employment or Paramount Oil & Gas Ltd. or its successors or assigns, including Dreamworks Investment Holdings Ltd., selling more than 60% of its Trust Units, Messrs. Jackson, Sebastian, Marjoram and Norris will be entitled to a termination payment equal to the greater of 1.5 times their annual salary and related benefits or industry standard severance compensation.

Securities Authorized for Issuance under Equity Compensation Plans

	Number of Securities to be
	Issued upon Exercise of		Number of Securities
	Outstanding Options,	Weighted Average Exercise	Remaining Available for
	Warrants and Rights at	Price of Outstanding Options,	Future Issuance under Equity
Plan Category	December 31, 2005	Warrants and Rights	Compensation Plans
Equity Compensation Plans	1,648,125	$10.79	876,713
Approved by Unitholders
Equity Compensation Plans	26,401	$0.01	-
Not Approved by Unitholders(1)
Total	1,674,526		876,713

Notes:

1. The Bonus Rights Plan has not been approved by Unitholders to date. PET is seeking Unitholder approval at the Meeting. See Approval of the Bonus Rights Plan in this Circular.

Report on Executive Compensation

The principal mandate of the Compensation Committee is to ensure that compensation policies are fair, equitable, and competitive with other natural resource companies and trusts in order to attract, retain and motivate a highly qualified workforce. The Committee, as part of its responsibilities, makes recommendations to the Board on the compensation of the President and Chief Executive Officer and other executive officers and the aggregate compensation of other employees of the Trust. The compensation practice for executives as well as employees is built around a reward system that recognizes the Trust’s financial and operating results, individual performance and Trust Unit performance to ensure the incentive mechanism of remuneration is well aligned with the interests of the Unitholders.

Currently, three primary components comprise the compensation program: base salary, short term incentives provided through bonus compensation and long term incentives provided through periodic grants of Bonus Rights and Incentive Rights. The total compensation for the executive officers is reviewed by the Compensation Committee and compared to the total compensation of similar positions of executives in other Canadian conventional oil and gas trusts and exploration and production companies with a view to ensuring that such overall compensation packages are competitive.

The Compensation Committee is comprised of Karen A. Genoway as Chair, Clayton. H. Riddell and Donald. J. Nelson. Ms. Genoway and Mr. Nelson are independent directors of PET. Clayton H. Riddell is the Chairman of the Board and is a non-independent director of PET.

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Base Salary

The Trust is committed to paying for performance and recognizes the importance of attracting and retaining highly qualified employees for the Trust. The base salary ranges are established by the Compensation Committee from data obtained from a compensation survey prepared by Mercer Human Resources Consulting, an independent consultant that regularly reviews compensation practices in Canada to support the development of PET’s competitive compensation programs. This method is used for all salaried employees and is intended to ensure internal pay equity practices are established. The base salary rates are intended to be competitive in the market and comparable to PET’s peers.

Short Term Incentives

One additional component of PET’s compensation structure is a short term incentive plan or annual bonus plan. The plan is based upon the principle of pay for performance and is made up of two components: an individual component and a team component. The individual component of the annual bonus plan is awarded semi-annually to reward exemplary performance of individuals and generally does not include senior officers of the Trust. The team component of the annual bonus plan is awarded annually and is based on the Trust’s performance relative to its peer group of other oil and gas royalty trusts. The Board of Directors establishes a relative performance metrics matrix and comparisons are made of the Trust’s corporate targets and performance relative to its peer group. These metrics include various operational targets along with total return to Unitholders. The performance metrics are weighted and considered key to measuring the Trust’s fundamental goal of value creation for its Unitholders.

As mentioned earlier in this Circular, PET has implemented a Bonus Rights Plan for its Service Providers. Subject to Unitholder approval and regulatory approval, future Trust Units granted under this plan will be issued from treasury. This plan has a short term incentive component and a long term incentive component and is described in detail under Approval of the Bonus Rights Plan above. Bonus Rights may be allocated by the Compensation Committee on an annual basis.

Long Term Incentives

PET grants Incentive Rights under the Unit Incentive Plan. The number of Incentive Rights granted is based on the seniority, experience level and anticipated performance of the individual receiving the Incentive Rights. The Unit Incentive Plan is described in greater detail under Unit Incentive Plan. The Board approves the granting of all Incentive Rights, however, the Board has designated that the CEO may grant Incentive Rights to new employees and to top up Incentive Rights for existing employees provided that the grant to each individual is no greater than 50,000 Incentive Rights. The CEO reports to the Board at the first monthly Board meeting following any grants of Incentive Rights.

As mentioned above, the Bonus Rights Plan also acts as a long term incentive for executives and other key Service Providers.

Chief Executive Officer

The compensation of the Chief Executive Officer is based on a broad range of performance criteria including operational and financial performance of the Trust, achievement of strategic objectives, visionary leadership and social responsibility. The Board conducts two performance reviews of the CEO each year. The first performance review relates to the determination of a CEO’s annual salary. Due to the strength of her performance and leadership of PET, the Compensation Committee recommended and the Board approved that Ms. Riddell Rose’s base salary be increased by 7%. Ms. Riddell Rose’s salary is within the targeted range based on the information provided in the Independent Compensation Survey with respect to similarly sized oil and gas companies and royalty trusts.

The second performance review relates to the determination of the potential bonus allocation for the preceding year which is conducted after year end results are determined and compared to the Trust’s peer group. Based on the strong performance of the Trust and her outstanding leadership, the Compensation Committee recommended and the Board approved that Ms. Riddell Rose’s bonus be set at 100% of her salary and be payable 25% in cash and 75% in Trust Units to be distributed over a two year period pursuant to the Bonus Rights Plan as described earlier in this Circular.

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Compensation of Directors

Non-employee directors receive annual compensation in the amount of $10,000. They also receive $1,000 for each meeting attended including regular Board meetings, special Board meetings and committee meetings. Non-employee directors have also received Incentive Rights with various vesting provisions and exercise prices per annum since the inception of the Trust. Non-employee directors received 15,000 Incentive Rights in the first year of the Trust and have received annual top up grants of 3,750 Incentive Rights.

Summary

In summary, the philosophy of the Compensation Committee is to administer an executive compensation plan that provides a competitive base salary together with performance awards that the Compensation Committee believes are in the best interests of Unitholders.

Submitted on behalf of the Compensation Committee:

Karen A. Genoway, Chair
Clayton H. Riddell
Donald J. Nelson

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Performance Graph

The following graph illustrates changes from February 12, 2003 to December 31, 2005, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index and the S&P/TSX Capped Energy Trust Index with all dividends and distributions reinvested.

Note:

1. Figures shown incorporate cash distributions and change in Unit price from February 12, 2003 to December 31, 2005.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

To the knowledge of the directors and executive officers of the Administrator, as of the Record Date there is no indebtedness of any director, executive officer, employee or former executive officer of the Administrator or any of its subsidiaries or any associate of any such director, officer or proposed nominee to the Administrator or any subsidiary of the Administrator or to any other entity which is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Administrator or any subsidiary of the Administrator.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of the Administrator, there were no material interests, direct or indirect, of any informed person of the Trust, any proposed director of the Trust, or any associate or affiliate of an informed person or proposed director of the Administrator or any Unitholder who beneficially owns more than 10% of the Trust Units or any known associate or affiliate of such persons, in any transaction during 2005 or in any proposed transaction which has materially affected or would materially affect PET or the Administrator other than (i) certain insiders purchasing Trust Units and convertible debentures under the public offerings of such securities completed during 2005, and (ii) as disclosed in this Circular.

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CORPORATE GOVERNANCE GUIDELINES

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The Toronto Stock Exchange also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101. The prescribed corporate governance disclosure for PET is that contained in Form 58-101F1 Corporate Governance Disclosure which is attached to NI 58-101 (“Form 58-101F1 Disclosure”). Set out below is a description of our current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

1. Board of Directors

Disclose the identity of directors who are independent.

Karen A. Genoway, Donald J. Nelson, John W. Peltier and Howard R. Ward are independent directors of PET.

Please see the descriptions of their principal occupations over the past five years set out earlier in the Circular.

Disclose the identity of directors who are not independent, and describe the basis for that determination.

Susan L. Riddell Rose is not independent as she is an executive officer of PET. Clayton H. Riddell is not independent as he is an immediate family member of Susan L. Riddell Rose, he was the chief executive officer of PET until May 9, 2005 and he is a control person of PET.

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of PET’s directors are independent. The independent directors are empowered to retain experts, if required, including but not limited to, an independent reserves evaluator, to aid in exercising the Board’s independent judgment.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Several of PET’s directors sit on the boards of other reporting issuers listed on the TSX:

  Mr. Nelson sits on the boards of Fairquest Energy Limited. (FQE), Taylor NGL Limited Partnership (TAY.UN), Flagship Energy Inc. (FG.A, FG.B) and Culane Energy Corp. (CLN).

  Mr. Peltier sits on the boards of Thunder Energy Trust (THY.UN), Ember Resources Inc. (EBR), Bow Valley Energy Ltd. (BVX) and Masters Energy Inc. (MSY). He also sits as trustee on the board of trustees of Gienow Windows & Doors Income Fund (GIF.UN).

  Mr. Riddell sits on the boards of Paramount Resources Ltd. (POU), Trilogy Energy Trust (TET.UN), Duvernay Oil Corp. (DDV) and Newalta Corporation (NAL.UN).

  Ms. Riddell Rose sits on the board of Paramount Resources Ltd. (POU).

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Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

PET’s independent directors have met without non-independent directors and management several times a year since PET’s inception. Effective December 14, 2005, PET’s independent directors commenced regularly scheduled monthly meetings. These meetings are held immediately following each monthly Board of Directors meeting.

The independent directors also meet several times a year with PET’s independent auditors and reserves evaluators. The non-independent directors and members of management are not present at these meetings.

Note that the Corporate Governance Committee is made up of all of the independent directors of PET. Meetings of the Corporate Governance Committee provide another forum for open and candid discussion among PET’s independent directors.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board is Mr. Clayton H. Riddell who is not an independent director. As mentioned above the independent directors meet regularly in the absence of PET’s non-independent directors and management. Further, as mentioned above, PET’s independent directors are empowered to retain independent experts.

Due to the small size of the PET Board and the level of experience of the independent directors, PET’s independent directors each play an important leadership role on the Board and have sufficient influence on Board decisions. To date, a lead director or independent chair has been deemed to be unnecessary for PET.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The table below sets out the attendance record by percentage of each director at all Board meetings and all relevant committee meetings held since the beginning of 2005.

Name	Board Meeting Attendance	Committee Meeting Attendance
Clayton H. Riddell	10/12	2/2
Susan L. Riddell Rose	12/12	4/4
Karen A. Genoway	12/12	5/6
Donald J. Nelson	12/12	13/13
John W. (Jack) Peltier	11/12	9/9
Howard R. Ward	11/12	5/6

2. Board Mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

PET has a mandate for its Board and for its committees that the Board, or a committee of the Board, reviews on an annual basis. PET’s directors also have a corporate governance manual that is reviewed on an annual basis. Revisions to these documents are made as required. PET’s board mandate follows:

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Board Mandate

The Board of Directors shall ensure the long-term financial viability and operational efficiency of the Trust and generally further its objectives by establishing policies, procedures and processes and then implementing, directing, and monitoring same by:

  selecting, appointing and evaluating the Administrator;

  planning the succession for the Board;

  ensuring an appropriate, formal orientation program for new directors;

  assessing the contribution of the Board, committees and all directors annually;

  approving a communications policy for the Trust; and

  ensuring that the Administrator performs efficiently and in accordance with its mandate by reviewing and approving:

  the strategic direction, establishing a strategic planning process, and monitoring performance versus plans;

  annual budgets and corporate and individual objectives and monitoring performance and compliance;

  the principal risks to the Trust and ensuring the implementation of systems to manage these risks;

  the integrity of internal control and management information systems;

  succession planning, including appointing, training and monitoring the performance of senior management; and

  the compensation of the senior management team.

Note that the “Administrator” referred to in the board mandate is Paramount Energy Operating Corp. PET’s trustee delegates certain administrative and governance functions to the Administrator.

3. Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

PET has a detailed position description for the Chairman of PET’s Board. The position description is attached to the Circular as Appendix “A”. PET does not have a detailed position description for the chair of each committee. The Board charges each chair with overseeing each meeting and with ensuring that each committee discharges its duties.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

PET has a detailed position description for its CEO. The position description is attached to the Circular as Appendix “B”.

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4.	Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding the role of the board, its committees and its directors and the nature and operation of the issuer’s business.

PET has an orientation program for its new directors. The orientation program is designed to build each director’s understanding of and identification with PET by:

providing an introduction to selected members of PET’s team, notably through an interview with the Chairman of the Board and PET’s management;

providing an overview of PET’s Corporate Governance Directors’ Manual;

providing an introduction to governance practices;

clarifying the expectations of directors, noting that this process will have begun from the initial contact of the director by PET’s Corporate Governance Committee;

exposing the directors to PET’s organizational structure; and

acquainting directors with PET’s annual objectives and ongoing operations.

If a new director requests, an experienced director may be assigned to the director. The experienced director will coach and mentor the new director for the first three to six months of that person’s tenure.

PET’s continuing directors may also participate in the orientation process annually if they wish.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

PET is committed to an active program of orientation, training and development for directors. PET provides educational information on relevant topics in the form of documents and formal presentations to the Board. PET’s directors make annual plant and site visits and participate in a full day strategic planning session in the fall of each year.

PET places an obligation on its directors to maintain their level of knowledge of the industry and their professional skills.

5.	Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

a. Disclose how a person or company may obtain a copy of the code;

The Board has adopted a written Code of Business Conduct (the “Code”) for the directors, officers, employees and consultants of PET. Each director, officer, employee and consultant of PET is provided with a copy of the Code at the beginning of that person’s employment or tenure. An outside person may obtain a copy of the Code from PET’s website.

b. Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code;

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Upon commencement of their employment or tenure, each director, officer, employee and consultant of PET is required to review PET’s Code and certify in writing that that individual has read the Code, understands the Code and is not in violation of the Code. This certification must also be used by a director, officer, employee or consultant to disclose any conflict of interest situation that arises during that individual’s employment or tenure. Officers of PET are required to provide this certification annually to PET’s Corporate Governance Committee. Directors of PET are required to provide this certification annually to the Chairman of the Board.

The Code itself requires individuals to seek input from his or her supervisor, the CFO or the CEO if they have any questions about a specific situation they may be involved in or aware of. The directors are also encouraged to seek clarification of the Code from PET’s Corporate Governance Committee if necessary.

c. Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

PET has not filed any material change reports with respect to the conduct of an officer or director that constitutes a departure from Code.

Describe any steps the board takes to ensure directors exercise independent judgment considering transactions and agreements in respect of which a director or executive officer has a material interest.

PET’s directors are required to report any event that may give rise to a conflict of interest situation to the President and CEO of the Board. The potential conflict of interest must also be reported and documented at the next meeting of the Board of Directors. If a director is in a conflict of interest situation, the Board may require the director to:

  resign from any specific position giving rise to the conflict of interest;

  refrain from voting on a specific matter that relates to the conflict of interest; or

  resign from the Board.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

PET is committed to the highest standards of openness, honesty and accountability. To this end, in addition to the Code, PET has adopted a whistleblower program. This program provides an avenue for individuals to confidentially and anonymously report complaints and concerns regarding accounting, internal auditing controls or auditing matters without the fear of victimization, discrimination or disadvantage.

6. Nomination of Directors

Describe the process by which the board identifies new candidates for board nomination.

PET’s Corporate Governance Committee, consisting entirely of independent directors, considers and recommends candidates to fill new positions on the Board created either by expansion or vacancies created by the resignation, retirement or removal of any of PET’s directors.

The Corporate Governance Committee reviews candidates recommended by Unitholders. This review includes conducting inquiries into the backgrounds and qualifications of possible candidates. If the committee is satisfied that specific potential candidates would be suitable members of the Board, the committee recommends the director nominees for approval by the Board.

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Further, as part of PET’s annual Board assessment process we establish an evergreen list of potential director candidates. The list includes information about each person’s skills and experience. If the Board requires a new director we can refer to this list as a starting point.

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Board does not have a separate nominating committee; however, part of the responsibilities of the Corporate Governance Committee is to handle the nomination process. All of the directors on the Corporate Governance Committee are independent. This ensures, among other things, that the nomination process is objective.

7. Compensation

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Board has constituted a Compensation Committee to review and approve the aggregate amount of salaries for employees of PET and to ensure that the compensation is fair, equitable and in line with the rest of industry. The Compensation Committee also reviews and recommends the annual salary, incentive compensation and other benefits or perquisites of the officers of PET as well as the aggregate compensation of the employees of the Administrator.

The Corporate Governance Committee performs a review of the compensation of the directors of a sample of other companies on an annual basis.

The Compensation Committee is also empowered to retain an outside consulting firm to evaluate the overall compensation arrangements for executives or to develop new plans. PET benchmarks the compensation of its officers and employees against the annual compensation survey/report prepared by Mercer Human Resource Consulting and PET’s peer group of trust companies.

The Compensation Committee makes recommendations to the Board to approve annual salaries, incentive compensation and other benefits. The Compensation Committee also makes recommendations for new or modified compensation plans if appropriate.

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

PET’s Compensation Committee has two directors that are independent and one director that is not independent. The chair of the committee is an independent director to ensure, among other things, that the compensation process is objective.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Please see the attached Compensation Committee Charter for these details.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

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PET benchmarks the compensation of its officers and employees against the annual compensation survey/report prepared by Mercer Human Resource Consulting. Other than Mercer, PET has not formally retained a compensation consultant or advisor to date.

8. Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has an Audit Committee, a Corporate Governance Committee, a Reserves Committee, a Compensation Committee and an Environmental, Health and Safety Committee. The charters of each of these Committees are attached to the Circular as Appendix “C”.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board is assessed by each of the directors on an annual basis. Each director completes a questionnaire with respect to the effectiveness of the Board and provides the completed questionnaire to the Corporate Governance Committee for their consideration.

ADDITIONAL INFORMATION

Additional information about PET, including financial information, is provided in PET’s financial statements and management’s discussion and analysis for the year ended December 31, 2005, which can be found, along with all other publicly filed documents, on SEDAR at www.sedar.com.

For additional copies of this Circular or the financial statements and management’s discussion and analysis for the year ended December 31, 2005, please contact:

Paramount Energy Operating Corp.
500, 630 – 4 Avenue S.W.
Calgary, Alberta T2P 0J9

Attention:

Mr. Cameron R. Sebastian
Vice President, Finance and Chief Financial Officer

Telephone:

(403) 269-4400

Facsimile:

(403) 269-4444

Copies of documents may also be obtained at PET’s website at www.paramountenergy.com.

OTHER MATTERS

Management knows of no matters to come before the Meeting other than the matters referred to in the enclosed Notice of Meeting. If any matters which are not known at the time of the Circular should properly come before the Meeting, the enclosed proxy will be voted on such matters in accordance with the best judgment of the person holding such proxy.

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APPENDIX A

CHAIRMAN OF THE BOARD Position Description

Chairman

The Chairman of the Board of Directors (Chairman) of Paramount Energy Trust (PET) (Board):

1.	provides leadership to enhance Board effectiveness and is explicitly accountable for ensuring that the Board carries out its responsibilities effectively including ensuring that:

	o	the responsibilities of the Board, as outlined in PET’s Board mandate and committee mandates are well understood by both the Board and senior management and that the boundaries between Board and management responsibilities are clearly understood and respected;

	o	the Board works as a cohesive team and provides the leadership essential to achieve this;

	o	the resources available to the Board (in particular timely and relevant information, as will be emphasized below) are adequate to support its work;

	o	a process is in place by which the effectiveness of the Board and its committees is assessed on a regular basis;

2.	thinks, acts and votes independently from the Chief Executive Officer (CEO) and other members of management;

3.	ensures that relationships between the Board and management are conducted in a professional and constructive manner;

4.	serves as the “hub” of all Board activity and provides effective Board leadership, overseeing all aspects of its direction and administration and ensuring that PET’s Board is building a healthy corporate governance culture;

5.	ensures the Board’s discharge of its principal areas of responsibilities as articulated in the Board mandate;

6.	adopts procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structure and composition, agenda setting, scheduling and management of meetings;

7.	schedules Board and committee meetings in consultation with committee chairs, the corporate secretary and the CEO;

8.	oversees the mandate, structure, membership and composition of committees and the work delegated to such committees;

9.	evaluates the CEO’s performance and meets with the Chairman of the Compensation Committee and the CEO to discuss the evaluation;

10.	chairs the directors’ annual strategic planning meeting;

11.	allots sufficient time during Board meetings for serious discussion of agenda items and relevant issues of importance to directors;

12.	encourages independent directors to ask questions and express viewpoints during Board meetings;

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13.	deals effectively with dissent and works constructively towards achieving consensus and arriving at decisions;

14.	facilitates effective communication between independent directors and management, both inside and outside of Board meetings;

15.	has a very effective working relationship with the CEO;

16.	works with and assists the CEO in representing PET to its external stakeholders, such as unitholders, investors, strategic partners, creditors, customers, suppliers, the media, governments and the public generally;

17.	recommends to the Board the appointment of the corporate secretary;

18.	oversees the administration of the annual Board, committee and director assessments;

19.	participates in the orientation of new directors and continuing education of current directors;

20.	retains expert consultants on behalf of the Board when needed; and

21.	responds to potential conflict of interest situations.

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APPENDIX B

PRESIDENT AND CHIEF EXECUTIVE OFFICER
Position Description

Appointment

The President and Chief Executive Officer (CEO) of Paramount Energy Trust (PET or the Trust) must have such skills and abilities appropriate to the appointment as CEO as determined by PET’s Compensation Committee and the Board of Directors (Board).

The CEO will be put forward at each annual general meeting to be a duly elected member of the Board. The CEO is not an independent director of PET.

Responsibilities

The CEO is responsible to act honestly and in good faith with a view to the best interests of PET and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The CEO has the specific duties set out below and shall have such other powers and duties as the Board may delegate.

The CEO must:

1.	Provide leadership and vision for PET and promote PET’s goals of leadership in profitability and growth within an overarching commitment to sustainable development.

2.	Develop a strong organization with the right people in the right positions.

3.	Provide general supervision and management of the day-to-day affairs of PET.

4.	Develop a strategic and financial plan for review and approval by the Board and effectively implement the approved plan.

5.	Develop an annual capital and exploration budget for review and approval by the Board and effectively implement the approved budget.

6.	Develop senior management succession and development plans and report to the Board at least annually on such plans.

7.	Recommend candidates for appointment as officers of PET to the Board.

8.	Recommend appointments to senior management, monitor performance of senior management and provide feedback and training as appropriate.

9.	Communicate, in a timely fashion, with the Board on material matters affecting PET.

10.	Manage relationships with PET’s stakeholders.

11.	Ensure appropriate policies and procedures of PET are developed, maintained and disclosed.

12.	Provide appropriate certifications regarding PET and its activities as may be required from time to time.

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The CEO presents annual targets to the Compensation Committee for approval which shall consist of personal and corporate goals. The CEO reviews annually with the Compensation Committee the CEO’s performance against such targets.

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APPENDIX C - COMMITTEE CHARTERS

AUDIT COMMITTEE CHARTER

Purpose

The Audit Committee’s purpose is to provide assistance to the Board in fulfilling its legal, regulatory and fiduciary obligations with respect to:

  financial accounting;
  internal control processes;
  continuous public disclosure;
  the independent audit function;
  non-audit services provided by PET’s Auditors; and
  such other related matters as may be delegated by the Board.

Composition, Procedures and Organization

1.	The Audit Committee will be comprised of three or more Directors as determined from time to time by resolution of the Board.

2.	Each member of the Audit Committee must be independent and as such must be free from any material relationship that may interfere with the exercise of his or her independent judgment as a member of the Audit Committee.

3.	Consistent with the appointment of other Board committees, the members of the Audit Committee will be appointed by the Board at the first meeting of the Board following each AGM or at such other time as may be determined by the Board.

4.	The Committee will designate the Chairman of the Audit Committee by majority vote. The presence in person or by telephone of a majority of the Audit Committee’s members constitutes a quorum for any meeting.

5.	All actions of the Audit Committee will require a vote of the majority of its members present at a meeting of such committee at which a quorum is present.

6.	All members of the Audit Committee must be financially literate at the time of appointment or become financially literate within a reasonable period of time after such appointment. MI 52-110 sets out that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by PET's financial statements.

7.	At least one member of the Audit Committee must have accounting or related financial management expertise; as such qualification may be determined in the business judgment of the Board and in accordance with the requirements of applicable regulatory bodies.

Accountability and Reporting

The Audit Committee is accountable to the Board. The Audit Committee must provide the Board with a summary of all meetings and its recommendations together with a copy of the minutes of each such meeting. The Chairman will provide oral reports upon request by the Board.

All information reviewed and discussed by the Audit Committee at any meeting must be retained and made available for examination by the Board.

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Meetings

The Audit Committee will meet with such frequency and at such intervals as it determines is necessary to carry out its duties and responsibilities.

Generally the Audit Committee will meet quarterly to review the interim and year-end financial statements and MD&A, related financial public disclosure and regulatory filings and to report to the Board on same. In conjunction with the review of the year-end financial statements and MD&A the Audit Committee will consider the annual independent evaluation of the oil and gas reserves of PET. In addition to these scheduled meetings as contained in the Annual Board Work Schedule, the Audit Committee may meet on other occasions with the Auditors in order to be advised of current practices in the industry and to discuss and review other matters including the annual work plans, processes and procedures. The Audit Committee must meet at least annually with the Auditors in the absence of PET’s Officers and employees to discuss any matters that the Committee or a committee member believes should be discussed privately.

The Chairman of the Audit Committee will appoint a Director, Officer or employee of PET to act as secretary for the purposes of recording the minutes of each meeting.

Responsibilities

The Audit Committee must:

  review and recommend to the Board the appointment of, and the compensation to be paid to, the Auditors;
  evaluate the performance of the Auditors;
  review and consider the Auditors’ annual engagement letter including the proposed fees and the proposed work plan;
  consider and make recommendations to the Board or otherwise pre-approve, all non-audit services provided by the Auditors to PET or its subsidiaries;
  oversee the work and the performance of the Auditors, review the independence of the Auditors and report to the Board on these matters;
  review the annual and quarterly financial statements and MD&A (and related regulatory filings) and financial press releases prior to their public disclosure;
  review the Auditors’ report;
  provide oral or written reports to the Board when necessary;
  resolve disagreements between management and the Auditors regarding financial reporting;
  receive periodic certificates and reports from management with respect to compliance with financial, regulatory, taxation and continuous disclosure requirements and to satisfy itself that adequate procedures are in place for the review of PET’s public disclosure of financial information;
  meet regularly with the Auditors, without management being present, at each time the interim and financial statements are being considered, to ensure that no management restrictions have been placed on the scope of the Auditors’ work and to discuss the working relationship between the Auditors and management and other matters that the Audit Committee or the Auditors may wish to raise;
  review and monitor the adequacy of PET’s disclosure controls and procedures and internal control over financial reporting;

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review insurance coverage including Directors’ and Officers’ liability insurance;
review compliance with applicable financial regulations and policies;
be advised of and review the results of any internal audits of PET and report on same to the Board;
establish procedures for:
(a) the receipt, retention and treatment of complaints received by PET regarding accounting, internal accounting controls, or accounting matters; and
(b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters;
review and approve PET’s hiring policies regarding partners, employees and former partners and employees of the present and former Auditor of the issuer; and
monitor the selection and application of proper accounting principles and practices and review the status of all relevant financial and related fiduciary aspects of PET.

RESERVES COMMITTEE CHARTER

Purpose

The Reserves Committee’s purpose is to provide assistance to the Board with respect to PET’s:

  selection and remuneration of the Reserves Evaluator;
  establishment of processes and procedures to ensure flow of relevant information to the Reserves Evaluator;
  review of the annual and periodic independent engineering reports;
  compliance with regulatory requirements;
  disclosure of reserves information;
  review of the externally disclosed oil and gas reserves data of PET; and
  review of the reserves data of the Reserves Evaluator charged with evaluating PET’s reserves.

Composition, Procedures and Organization

1.	The Reserves Committee will be comprised of three or more directors as determined from time to time by resolution of the Board.

2.	Each member of the Reserves Committee must be independent and as such must be free from any material relationship that may interfere with the exercise of his or her independent judgment as a member of the Reserves Committee.

3.	Consistent with the appointment of other Board committees, the members of the Reserves Committee will be appointed by the Board at the first meeting of the Board following each AGM or at such other time as may be determined by the Board.

4.	The Committee will designate the Chairman of the Reserves Committee by majority vote. The presence in person or by telephone of a majority of the Reserves Committee’s members constitutes a quorum for any meeting.

5.	All actions of the Reserves Committee will require a vote of the majority of its members present at a meeting of such committee at which a quorum is present.

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6.	All members of the Reserves Committee must be familiar with oil and gas evaluation procedures and processes at the time of appointment or become so within a reasonable period of time following such appointment. The competence of the members of the Reserves Committee in this regard will be determined by the Board in the exercise of its business judgment.

7.	At least one member of the Reserves Committee must have expertise in oil and gas evaluation processes and procedures as such qualification may be determined in the business judgment of the Board.

Accountability and Reporting

The Reserves Committee is accountable to the Board. The Reserves Committee must provide the Board with a summary of all meetings and its recommendations together with a copy of the minutes of each such meeting. If applicable, the Chairman will provide oral reports as requested.

All information reviewed and discussed by the Reserves Committee at any meeting must be retained and made available for examination by the Board.

Meetings

The committee will meet with such frequency and at such intervals as it determines necessary to carry out its duties and responsibilities.

Generally the Reserves Committee will meet at least two times annually: once prior to the selection of the Reserves Evaluator and once prior to public release of the annual reserve estimates. The Committee may also be directed by the Board to meet more frequently as circumstances warrant.

The Chairman of the Reserves Committee will appoint a Director, Officer or employee of PET to act as secretary for the purposes of recording the minutes of each meeting.

Reserves Responsibilities

The Reserves Committee must:

  annually review with management of PET the selection or retention, as the case may be, of a recognized Reserves Evaluator that is qualified to prepare an evaluation of the oil and gas reserves of PET in a manner consistent with industry and regulatory standards and requirements and, in the case of any proposed change in the Reserves Evaluator, to determine the reasons for the proposal and whether there have been any disputes between the Reserves Evaluator and management of the Administrator:
  annually review and approve the expected fees of the Reserves Evaluator;
  receive the annual independent evaluation of the oil and gas reserves of PET and review the scope of work, the reserve estimates and any material changes to PET’s reserves;
  consider and review the input of management into the independent evaluation, the processes for providing information and the key assumptions used therein and review PET’s procedures relating to disclosure of information with respect to oil and gas activities, including its procedures for complying with the disclosure requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”);
  meet with representatives of the Reserves Evaluator, to consider and review the overall preparation of the evaluation including:

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  the independence of the Reserves Evaluator;
  the scope of the engagement;
  details of arrangements, if any, between PET and the Reserves Evaluator;
  sources of information used in preparing the evaluation;
  access to information;
  production estimates;
  price forecasts;
  sales contracts;
  operating and capital cost estimates;
  ownership interests;
  royalty burdens;
  reconciliation of reserve additions and revisions;
  results of field inspections, if any; and
  matters that would have an effect on the quantity of reserves, production profile or estimated cash flow from the oil and gas assets;
  review compliance with applicable regulations and policies, including NI 51-101, and, in particular, before filing the reserves data and the report of the Reserves Evaluator referred to in section 2.1 of NI 51-101, meet with management and the Reserves Evaluator to (i) determine whether any restrictions affect the ability of the Reserves Evaluator to report on the reserves data without reservation; (ii) review the reserves data and the report of the Reserves Evaluator; and (iii) review and approve the content and filing of Form 51-101F1 Statement of Reserves Data and other Oil and Gas Information and the filing of Form 51-101F2 Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor;
  review and execute Form 51-101F3 Report of Management and Directors on Oil and Gas Disclosure; and
  present reports to the Board for consideration where necessary.

     CORPORATE GOVERNANCE COMMITTEE CHARTER Purpose

The Corporate Governance Committee’s purpose is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to:

  PET’s corporate process and structure used to direct and manage the business and affairs of PET;
  the division of power and establishment of mechanisms for achieving accountability among Unitholders, the Board and management of PET; and
  such other related matters as may be delegated by the Board.

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Composition, Procedures and Organization

1.	The Corporate Governance Committee will be comprised of three or more Directors as determined from time to time by resolution of the Board.

2.	Each member of the Corporate Governance Committee must be independent and as such must be free from any material relationship that may interfere with the exercise of his or her independent judgment as a member of the Corporate Governance Committee.

3.	Consistent with the appointment of other Board committees, the members of the Corporate Governance Committee will be appointed by the Board at the first meeting of the Board following each AGM or at such time as may be determined by the Board.

4.	The Committee will designate the Chairman of the Corporate Governance Committee by majority vote. The presence in person or by telephone of a majority of the Corporate Governance Committee’s members constitutes a quorum for any meeting.

5.	All actions of the Corporate Governance Committee will require a vote of the majority of its members present at a meeting of such Committee at which a quorum is present.

6.	All members of the Corporate Governance Committee must be familiar with any corporate governance guidelines established by the Canadian Securities Administrators and relevant individual securities regulatory authorities at the time of their appointment or become so within a reasonable period of time following such appointment. The competence of the members of the Corporate Governance Committee in this regard will be determined by the Board in the exercise of its business judgment.

Accountability and Reporting

The Corporate Governance Committee is accountable to the Board. The Committee must provide the Board with a summary of all meetings and its recommendations together with a copy of the minutes of each such meeting. The Chairman will provide oral reports upon request by the Board.

All information reviewed and discussed by the Corporate Governance Committee at any meeting must be retained and made available for examination by the Board.

Meetings

The committee will meet with such frequency and at such intervals as it determines necessary to carry out its duties and responsibilities. Often the independent members, each of whom will also be members of the Corporate Governance Committee, will discuss corporate governance issues at independent director sessions that occur after each monthly meeting of the Board.

The Chairman of the Corporate Governance Committee will appoint a Director, Officer or employee of PET to act as secretary for the purposes of recording the minutes of each meeting.

Responsibilities

The Corporate Governance Committee is responsible for proposing to the full Board new nominees to the Board and for assessing Directors on an ongoing basis. Further, the Corporate Governance Committee is responsible for PET’s response to, and implementation of, the guidelines of the Canadian Securities Administrators and relevant individual securities regulatory authorities relating to corporate governance, as amended from time to time. The specific functions of the Corporate Governance Committee in carrying out these areas of responsibility are set out below.

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Nomination and Assessment of Directors

The Corporate Governance Committee must:

  consider and recommend candidates to fill new positions on the Board created by either expansion or vacancies that occur by resignation, retirement or for any other reason;
  review candidates recommended by Unitholders;
  conduct inquiries into the backgrounds and qualifications of possible candidates;
  recommend the director nominees for approval by the Board and the Unitholders;
  consider questions of possible conflicts of interest of Directors;
  review the performance of Directors;
  establish and implement a Director Orientation Program; and
  review director compensation in comparison with other peer income trusts on an annual basis.

Corporate Governance

The Corporate Governance Committee must:

  consider and review PET’s corporate governance principles and processes;
  propose changes to the Board necessary to respond to the guidelines;
  review PET’s disclosure of its corporate governance program and compliance with the guidelines in the management proxy circular for each AGM; and
  ensure appropriate structures and procedures are in place to ensure that the Board can function independently of management including monitoring and administering the Board’s relationship to management.

COMPENSATION COMMITTEE CHARTER

Purpose

The Compensation Committee’s purpose is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to:

  matters involving compensation and incentives provided to all employees of PET;
  policies of PET concerning employee benefits and human resources issues; and
  such other related matters as may be delegated by the Board.

Composition, Procedures and Organization

1.	The Compensation Committee shall be comprised of three or more Directors as determined from time to time by resolution of the Board.

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2.	A majority of the members of the Compensation Committee must be independent and as such must be free from any material relationship that may interfere with the exercise of his or her independent judgment as a member of the Compensation Committee.

3.	Consistent with the appointment of other Board committees, the members of this committee will be appointed by the Board at the first meeting of the Board following each AGM or at such time as may be determined by the Board.

4.	The Committee will designate the Chairman of the Compensation Committee by majority vote. The presence in person or by telephone of a majority of the committee’s members constitutes a quorum for any meeting.

5.	All actions of the Compensation Committee will require a vote of the majority of its members present at a meeting of such Committee at which a quorum is present.

6.	The competence of the members of the Compensation Committee in this regard will be determined by the Board in the exercise of its business judgment.

Accountability and Reporting

The Compensation Committee is accountable to the Board. The Compensation Committee must provide the Board with a summary of all meetings and of its recommendations, together with a copy of the minutes of each such meeting. If applicable, the Chairman will provide oral reports as requested.

All information reviewed and discussed by the Compensation Committee at any meeting shall be retained and made available for examination by the Board.

Meetings

The Compensation Committee will meet at least twice annually or otherwise as may be directed by the Board or as circumstances warrant.

The Chairman of the Compensation Committee will appoint a Director, Officer or employee of PET to act as secretary for the purposes of recording the minutes of each meeting.

Responsibilities

The Compensation Committee must:

  review and approve the aggregate amount of salaries for the employees of PET and to ensure the compensation is fair, equitable, and in line with the rest of the industry;
  review and approve the annual salary, incentive compensation and other benefits or perquisites, direct or indirect, of the Officers of PET;
  review and recommend the policies of PET concerning employee benefits and perquisites and periodically review their application;
  review and recommend incentive compensation for employees of PET;
  review with the CEO the performance, development and succession of management of PET; and
  ensure compliance with management compensation disclosure rules in the annual proxy circular.

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  The Compensation Committee may request such officers of PET as it may see fit to attend its meeting and to assist in the discussion and consideration of such matters as the committee may determine.
  The Compensation Committee may retain, on a periodic basis, an outside consulting firm to evaluate the overall compensation arrangements for executives or to develop new incentive plans.

ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE CHARTER

Purpose

The Environmental, Health and Safety Committee’s purpose is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to:

1.	environmental obligations which might arise as a result of the business and operations of PET;

2.	safety and occupational work standards; and

3.	such other related matters as may be delegated by the Board.

Composition, Procedures and Organization

1.	The Environmental, Health and Safety Committee will be comprised of three or more Directors as determined from time to time by resolution of the Board.

2.	One member of the Committee should not be independent. The non-independent Director will have industry knowledge and an intimate familiarity with the organization that will benefit the review and decision processes of the committee. The other two members, including the Chairman of the Committee, will be independent to ensure that the independence of the committee is not compromised.

3.	Consistent with the appointment of other Board committees, the members of this Committee must be appointed by the Board at the first meeting of the Board following each AGM or at such time as may be determined by the Board.

4.	The Committee will designate the chairman of the Environmental, Health and Safety Committee by majority vote. The presence in person or by telephone of a majority of the Environmental, Health and Safety Committee’s members constitutes a quorum for any meeting.

5.	All actions of the Environmental, Health and Safety Committee will require a vote of the majority of its members present at a meeting of such Committee at which a quorum is present.

6.	All members of the Environmental, Health and Safety Committee must be familiar with environmental, health and safety requirements within the oil and gas industry at the time of their appointment or become so within a reasonable period of time following such appointment.

7.	The competence of the members of the Environmental, Health and Safety Committee in this regard will be determined by the Board in the exercise of its business judgment.

Accountability and Reporting of the Committee

The Environmental, Health and Safety Committee is accountable to the Board. The Environmental, Health and Safety Committee shall provide the Board with a summary of all meetings and its recommendations together with a copy of the minutes of each such meeting. If applicable, the Chairman will provide oral reports as requested.

All information reviewed and discussed by the Environmental, Health and Safety Committee at any meeting shall be retained and made available for examination by the Board.

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MANAGEMENT INFORMATION CIRCULAR

Meetings

The Environmental, Health and Safety Committee will meet at least twice annually or otherwise as may be directed by the Board or as circumstances warrant. Whenever possible, at least one of the meetings will consist of an annual field visit at which time all members of the Board would be invited.

The Chairman of the Environmental, Health and Safety Committee will appoint a Director, Officer or employee of PET to act as secretary for the purposes of recording the minutes of each meeting.

Responsibilities

The Environmental, Health and Safety Committee must:

  be informed regarding the nature of environmental, health and safety obligations which might arise as part of the business and operations of PET including the identification and assessment of potential risks and problems;
  be informed regarding the safety, accident prevention, waste handling and environmental standards of the industry in which PET operates;
  ensure that PET establishes systems and processes to carry out safety training, accident prevention training and environmental training and communications among the parties involved, and ensure compliance with applicable industry standards and regulations as they exist from time to time;
  review, consider and approve emergency response plans for environmental matters;
  receive certificates and periodic reports from the appropriate operating officers of PET regarding safety, accident prevention and environmental training and compliance and provide periodic reports to the Board;
  be advised of any matters of failure to comply with environmental, health and safety policies, regulations or standards and to consider and approve remedial action;
  initiate, consider and approve independent environmental, health or safety audits as appropriate and to have access to professional advisors as appropriate;
  consider, review and approve annual environmental, health and safety budgets and report on same to the Board as a whole; and
  ensure that PET meets acceptable industry standards and conforms to regulations and policies regarding environmental, health and safety matters in the industry in which it operates.

PARAMOUNT ENERGY TRUST„ page 40

MANAGEMENT INFORMATION CIRCULAR